                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

Catterton-Simon Partners III, L.P.
   (Last)  (First)  (Middle)

9 Greenwich Office Park, Third Floor
   (Street)

Greenwich,    CT    06830
   (City)   (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

May 2, 2000 (1)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

Odwalla, Inc. ("ODWA")

5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   / / Form filed by One Reporting Person
   /X/ Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).


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
            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------

Common Stock, no par value          1,493,461          (D)


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
         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------



                                                                    5. Ownership
                                                                         Form of
                                                                      Derivative

                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------




Explanation of Responses:
(1) Pursuant to the Stock Purchase Agreement, dated as of February 11, 2000, as amended on May 2, 2000 by and among U.S. Equity Partners, L.P., a Delaware limited partnership, U.S. Equity Partners, L.P., a Cayman Islands limited partnership, BancBoston Investments, Inc., a Massachusetts corporation, Catterton-Simon Partners, III, L.P. ("CSP") and Odwalla, Inc., a California corporation (the "Company"), CSP purchased 160,128 shares of Common Stock of the Company for $1,000,000. In addition, pursuant to the Preferred Stock Conversion Agreement, dated as of April 24, 2000, by and between the Company and CSP, CSP converted 1,074,666 shares of the Company's Series A Preferred Stock and canceled an outstanding Warrant, dated as of February 10, 1999, to purchase 75,000 shares of the Company's Common Stock at $10.00 per share, in exchange for 1,333,333 shares of Common Stock of the Company. As the sole general partner of CSP, Catterton-Simon Managing Partner III, L.L.C. may be deemed to indirectly beneficially own shares held by CSP and is a joint filer on this form.

                                Catterton-Simon Partners III, L.P.
                                By: Catterton-Simon Managing Partner III, L.L.C.


/s/ Craig Sakin
---------------------------------------    --------------------------
    Name:  Craig Sakin                               Date
    Title: Manager
    **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


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                            Joint Filer Information

Name:     Catterton-Simon Managing Partner III, L.L.C.

Address:  9 Greenwich Office Park, Third Floor
          Greenwich, CT  06830

Designated Filer:  Catterton-Simon Partners III, L.P.

Issuer & Ticker Symbol:   Odwalla, Inc. (ODWA)

Date of Event Requiring Statement:  5/2/2000 (see Footnote 1 on Form 3)


Signature:  CATTERTON-SIMON MANAGING PARTNER III, L.L.C.


            By: /s/ Craig Sakin
               --------------------------------
            Name:  Craig Sakin
            Title: Manager





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